

September 14, 2022

Andre Fernandez
Chief Financial Officer
WeWork Inc.
575 Lexington Avenue
New York , NY 10022

> **Re: WeWork Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the period ended June 30, 2022**
> **File No. 001-39419**

Dear Andre Fernandez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

History, page 5

1. We note your disclosure of the change in the measure adjusted location operating expenses, annualized on a per square foot basis, from the fourth quarter of 2019 to the fourth quarter of 2021. It is not clear from your disclosure how you are calculating the over $600M decrease in this expense. Please provide us with a calculation of this measure, and tell us why you believe this is a useful measure for a user of your financial statements. Refer to Item 10(e) of Regulation S-K. In addition, please tell us how you considered whether or not this is a non-GAAP financial measure, and if so, how you have met the disclosure requirements of Item 10(e) of Regulation S-K.

item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Workstation Capacity, page 55

2. Please tell us why your key performance indicator workstation capacity is an estimate, rather than the actual number of workstations available at total open locations.

Comparison of the years ended December 31, 2021, 2020 and 2019
Revenue, page 71

3. Given the multiple types of membership contracts you enter into, tell us what consideration you have given to including disclosure of your gross revenues by membership type (e.g. WeWork memberships, WeWork All Access memberships, etc) and/or membership duration (e.g. month to month, long term etc).

4. We note your disclosure that the decrease in revenues is in part due to the decrease in average physical memberships in 2021 compared to 2020. It does not appear that this trend is consistent with the trend disclosed in your table on page 69. Given the impact of average memberships on your results of operations, tell us what consideration you have given to providing the average number of memberships during the year as opposed to (or in addition to) memberships in effect as of a specific date. Additionally, please revise your disclosure in future filings to quantify the factors that lead to changes in operations period over period. For instance, in your disclosure you note that revenue declined due to COVID-19 discounts offered to retain members, but do not quantify the impact on revenues of offering those discounts.

Item 8. Financial Statements and Supplementary Data
Note 17. Leasing Arrangements, page 173

5. Please tell us how you have met the disclosure requirement of ASC Topic 842-30-50-12 with respect to operating leases entered into as a Lessor.

Form 10-Q for the period ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the three and six months ended June 30, 2022 and 2021, page 84

6. We note that your discussions of revenues for the three and six-month periods ended June 30, 2022 in comparison to the prior year periods discusses the increase in physical memberships from June 30, 2021 to June 30, 2022, rather than discussing the change in the average number of physical memberships over the respective period, as you did in your discussion of revenues for the year ended December 31, 2021 compared to the prior year, in your annual report. Please tell us why you believe the comparison of physical memberships from a point in time during 2021 to a point in time during 2022 would provide more useful information than a comparison of the average number of memberships over each respective period.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction